EXHIBIT 99.1
                      Press Release dated August 22, 2003

FOR IMMEDIATE RELEASE
---------------------

Espey sets new sales record in 2003...
Profits increase by 77%; Revenues up 7.4%

Saratoga Springs, NY, August 22, 2003 -- Espen Mfg. & Electronics Corp. (AMEX:ESP) announces year-end results for its twelve-months and fourth quarter ended June 30, 2003.

For the fiscal year 2003, the Company reported a $1.4 million or 7.4% increase in net sales over the prior fiscal year. Net sales rose to a new Company high of $19.8 million in fiscal 2003 as compared to $18.4 million in fiscal 2002. Net income rose sharply to $964,700 or $.94 per share for the fiscal year ended June 30, 2003, compared with a net income of $545,754 or $.53 per share for the fiscal yer ended June 30, 2002. This represents a 77% increase in net income over the prior fiscal year.

For the quarter ended June 30, 2003, net sales grew to $4.2 million, compared with last year's fourth quarter net sales of $4.0 million. Net income for the period jumped to $499, 903 or $.49 per share compared with a net income of $47,420 or $0.05 per share for the corresponding period last year.

"The results for fiscal year 2003 represent a solid financial performance for our Company," said Espey President and CEO, Mr. Howard Pinsley. "We will continue to be focused on executing key sales & engineering strategies, inproving our manufacturing processes and investing to support our future growth initiatives. These results reflect the determination of our management team and the dedicated efforts of all Espey employees."

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Espey's primary business is the development, design, and production of specialized military and industrial power supplies/transformers. The Company can be found on the Internet at www.espey.com. For further information, contact Barry Potoker at (518) 245-4400 or bpotoker@espey.com.

This press release may contain certain statements that are "forward-looking statements" and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company's current expectations or beliefs concerning future events. The matters covered by these statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

Espey Mfg. & Electronics Corp. comparative three-month and twelve-month figures for the periods ended June 30, 2003 and 2002.

                                     Three Months                    Twelve Months
                                 2003            2002             2003           2002
                             ----------------------------------------------------------
Net Sales:                    $4,200,093     $4,003,593     $19,773,411     $18,405,213

Net Income:                      499,903          47,420         964,700         545,754

Basic and Diluted
Income per share:                   .49             .05             .94             .53

Weighted average number
of shares outstanding:
Basic                         1,019,946       1,033,468       1,025,200       1,030,556
Diluted                       1,021,195       1,038,250       1,027,686       1,034,904
